UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

PagSeguro Announces New Independent Member of Board of Directors and Audit Committee

São Paulo, December 21, 2018 – PagSeguro Digital Ltd. (NYSE: PAGS) announced that in a Board of Directors’ meeting held on December 18, 2018, Mr. Cleveland Prates Teixeira was appointed to the Board of Directors, effective January 1, 2019, and at the same meeting, elected to the Audit Committee. Mr. Teixeira is independent under the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the listing standards of the New York Stock Exchange.

Mr. Teixeira holds a master’s degree in Economics from Getúlio Vargas Foundation (Fundação Getúlio Vargas – FGV-SP) in São Paulo and a bachelor’s degree in economics from the University of São Paulo (Universidade de São Paulo – USP). From 2002 to 2004, he served as a Commissioner of the Administrative Counsel for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), the Brazilian antitrust agency, and from 1999 to 2002, he served as Deputy Secretary for Economic Monitoring (Secretaria de Acompanhamento Econômico – SEAE) of the Brazilian Ministry of Finance, and as Coordinator General of Trade and Services and Cartel Prosecution for the same department. In 2002, he was a member of the Federal Fund for the Defense of Collective Rights of the Brazilian Ministry of Justice, and from 2006 to 2008, he was Council of the Brazilian Institute of Economics (Instituto Brasileiro de Economia – IBRE) at Getúlio Vargas Foundation (Fundação Getúlio Vargas – FGV). Since 2007, he has taught courses on Microeconomics, Economic Analysis of Law, Antitrust and Regulation at the GVLaw graduate program at the law school of Getúlio Vargas Foundation (Fundação Getúlio Vargas – FGV-SP) in São Paulo, and has coordinated a course in Market Regulation at the Foundation Institute of Economic Research (Fundação Instituto de Pesquisas Econômicas – FIPE). He is also the Managing Partner of Microanalysis Consultoria Econômica, having worked on economic issues and coordinated projects in financial, regulatory and competition affairs in various sectors of the economy, including consultancy to both national and international government agencies, such as the Applied Economic Research Institute (Instituto de Pesquisa Econômica Aplicada – IPEA), the United Nations Conference on Trade and Develoment (UNCTAD) and the World Bank.

With Mr. Teixeira’s appointment, PagSeguro Digital Ltd.’s current Board members are Luis Frias, Maria Judith de Brito, Eduardo Alcaro, Ricardo Dutra and the independent members Noemia Gushiken, Marcos de Barros Lisboa and Cleveland Prates Teixeira. The Audit Committee consists of three members, including the three independent Board members, Ms. Gushiken, Mr. Lisboa and Mr. Teixeira. Ms. Gushiken satisfies the criteria of audit committee financial expert as set forth under the applicable rules of the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 21, 2018

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director